Exhibit 99.8

Gewone algemene vergadering van 28 april 2021 Annual shareholders’ meeting of 28 April 2021

Stemmen op afstand (enkel te gebruiken door aandeelhouders)	Remote voting (to be used by shareholders only)

De ondergetekende:	The undersigned:

(Naam en adres / Name and address)

eigenaar van het volgende aantal aandelen in Galapagos NV (naamloze vennootschap naar Belgisch recht met zetel te Generaal De Wittelaan L11 A3, 2800 Mechelen, België, ingeschreven in het Rechtspersonenregister (Antwerpen, afdeling Mechelen) onder nummer 0466.460.429) (de “Vennootschap”):	owner of the following number of shares in Galapagos NV (public limited liability company organized under the laws of Belgium with registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, registered with the Register of Legal Entities (Antwerp, division Mechelen) under number 0466.460.429) (the “Company”):

(Aantal aandelen op naam / Number of registered shares)

(Aantal gedematerialiseerde aandelen / Number of dematerialized shares)

heeft kennis genomen van de gewone algemene vergadering van de Vennootschap die zal plaatsvinden op woensdag 28 april 2021 om 14 uur (Belgische tijd) op de zetel van de Vennootschap (Generaal De Wittelaan L11 A3, 2800 Mechelen, België),	has taken notice of the annual shareholders’ meeting of the Company to be held on Wednesday 28 April 2021 at 2:00 p.m. (Belgian time) at the offices of the Company (Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium),

en brengt de Vennootschap hierbij op de hoogte van zijn/haar wens om aan deze algemene vergadering, alsmede aan elke andere aandeelhoudersvergadering met dezelfde agenda die daarna zou worden bijeengeroepen als gevolg van uitstel of verdaging, deel te nemen door gebruik te maken van zijn/haar mogelijkheid om per brief op afstand te stemmen overeenkomstig artikel 7:146 van het Wetboek van Vennootschappen en Verenigingen van 23 maart 2019, zoals gewijzigd (het “Wetboek van Vennootschappen en Verenigingen”) en artikel 25 van de statuten van de Vennootschap,	and hereby notifies the Company of his/her/its wish to participate in these shareholders’ meeting, as well as at any other shareholders’ meeting with the same agenda that may be convened subsequently as a result of delay or adjournment, by use of his/her/its possibility to vote remotely by letter in accordance with article 7:146 of the Belgian Companies and Associations Code of 23 March 2019, as amended (the “Companies and Associations Code”) and article 25 of the articles of association of the Company,

waarbij hij/zij verklaart als volgt te stemmen over de voorstellen tot besluit geplaatst op de agenda van de gewone algemene vergadering:	by which he/she/it declares that he/she/it has voted as follows on the proposed resolutions placed on the agenda of the annual general meeting:

Indien overeenkomstig artikel 7:130 van het Wetboek van Vennootschappen en Verenigingen nieuw te behandelen onderwerpen op de agenda zijn opgenomen nadat onderhavig stemformulier ter kennis van de Vennootschap is gebracht, zal de Vennootschap gewijzigde formulieren voor stemming per brief ter beschikking stellen.	If, in accordance with Article 7:130 of the Companies and Associations Code, new subjects to be dealt with are included in the agenda after this voting form has been notified to the Company, the Company shall provide revised forms for voting by letter.

Bij gebrek aan een specifieke stemwijze voor een bepaald agendapunt, of in geval, om welke reden ook, er onduidelijkheid zou bestaan over de meegedeelde stemwijze, zal de ondergetekende verondersteld worden “Voor” geselecteerd te hebben.	If no specific manner of voting is given for a specific item on the agenda, or if, for whatever reason, there is a lack of clarity with regard to the indicated manner of voting, the undersigned shall be deemed to have selected “In favor”.

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Gewone algemene vergadering van 28 april 2021 Annual shareholders’ meeting of 28 April 2021

Dit formulier dient handgeschreven of elektronisch te worden ondertekend. Indien gebruik wordt gemaakt van de mogelijkheid om dit formulier elektronisch te ondertekenen, dient het te gaan om een elektronische handtekening in de zin van artikel 3.10 van Verordening (EU) Nr. 910/2014 van het Europees Parlement en de Raad van 23 juli 2014 betreffende elektronische identificatie en vertrouwensdiensten voor elektronische transacties in de interne markt en tot intrekking van Richtlijn 1999/93/EG, zoals gewijzigd, of een gekwalificeerde elektronische handtekening in de zin van artikel 3.12 van dezelfde Verordening.	This form should be signed either in handwriting or electronically. If the opportunity to sign this proxy form electronically is made use of, it must be an electronic signature within the meaning of Article 3.10 of Regulation (EU) No 910/2014 of the European Parliament and of the Council of 23 July 2014 on electronic identification and trust services for electronic transactions in the internal market and repealing Directive 1999/93/EC, as amended, or a qualified electronic signature within the meaning of article 3.12 of the same Regulation.
Agenda
1.Kennisname en bespreking van het jaarverslag van de raad van toezicht betreffende de statutaire en geconsolideerde jaarrekening van de Vennootschap over het boekjaar geëindigd op 31 december 2020, en van het verslag van de commissaris over de statutaire jaarrekening van de Vennootschap over het boekjaar geëindigd op 31 december 2020.	1.Acknowledgement and discussion of the annual report of the supervisory board relating to the non-consolidated and consolidated annual accounts of the Company for the financial year ended on 31 December 2020, and of the report of the statutory auditor relating to the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2020.

2.Kennisname en goedkeuring van de statutaire jaarrekening van de Vennootschap over het boekjaar geëindigd op 31 december 2020 en goedkeuring van de door de raad van toezicht voorgestelde bestemming van het jaarresultaat.	2.Acknowledgement and approval of the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2020 and approval of the allocation of the annual result as proposed by the supervisory board.

Voorstel van besluit: De algemene vergadering besluit om de statutaire jaarrekening van de Vennootschap over het boekjaar geëindigd op 31 december 2020 goed te keuren, alsook de door de raad van toezicht voorgestelde bestemming van het resultaat.	Proposed resolution: The shareholders’ meeting resolves to approve the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2020, as well as the allocation of the annual result as proposed by the supervisory board.

Agendapunt 2—Stemwijze:	Agenda item 2—Manner of voting:

☐ ☐	☐
Voor / In favor Tegen / Against Onthouding / Abstention

3.Kennisname en bespreking van het verslag van de commissaris betreffende de geconsolideerde jaarrekening van de Vennootschap over het boekjaar geëindigd op 31 december 2020.	3.Acknowledgement and discussion of the report of the statutory auditor relating to the consolidated annual accounts of the Company for the financial year ended on 31 December 2020.

4.Kennisname en bespreking van de geconsolideerde jaarrekening van de Vennootschap over he t boekjaar geëindigd op 31 december 2020.	4.Acknowledgement and discussion of the consolidated annual accounts of the Company for the financial year ended on 31 December 2020.

5.Kennisname en goedkeuring van het remuneratieverslag.	5.Acknowledgement and approval of the remuneration report.

Voorstel van besluit: De algemene vergadering besluit om het remuneratieverslag goed te keuren.	Proposed resolution: The shareholders’ meeting resolves to approve the remuneration report.

Agendapunt 5—Stemwijze:	Agenda item 5—Manner of voting:

☐ ☐	☐
Voor / In favor Tegen / Against Onthouding / Abstention

6.Kwijting aan de leden van de raad van toezicht, de leden van de voormalige raad van bestuur en de commissaris voor de uitoefening van hun mandaat uitgevoerd tijdens het boekjaar geëindigd op 31 december 2020.	6.Release from liability to be granted to the members of the supervisory board, the members of the former board of directors and the statutory auditor for the performance of their duties in the course of the financial year ended on 31 December 2020.

Voorstel van besluit: De algemene vergadering besluit, bij afzonderlijke stemming, om kwijting te geven aan elk lid van de raad van toezicht, aan elk lid van de voormalige raad van bestuur, en aan de commissaris voor alle aansprakelijkheid voortvloeiend uit de uitoefening van hun mandaat gedurende het afgelopen boekjaar.	Proposed resolution: The shareholders’ meeting resolves, by separate vote, to release each member of the supervisory board, each member of the former board of directors, and the statutory auditor from any liability arising from the performance of their duties during the last financial year.

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Gewone algemene vergadering van 28 april 2021 Annual shareholders’ meeting of 28 April 2021

Agendapunt 6—Stemwijze:	Agenda item 6—Manner of voting:

☐ ☐	☐
Voor / In favor Tegen / Against Onthouding / Abstention

7.Kennisname van de bezoldiging van de commissaris voor het boekjaar geëindigd op 31 december 2020. De raad van toezicht heeft een bijkomende vergoeding ten bedrage van €475.000 goedgekeurd met betrekking tot de uitzonderlijke controlewerkzaamheden uitgevoerd door de commissaris in het kader van de implementatie van Systems, Applications, and Products in Data Processing (SAP) als een nieuw enterprise resource management systeem.	7. Acknowledgment of the remuneration of the statutory auditor for financial year ended on 31 December 2020. The supervisory board approved an additional fee of €475,000 in connection with the exceptional audit activities performed by the statutory auditor in light of the implementation of Systems, Applications, and Products in Data Processing (SAP) as a new enterprise resource management system.

8(i).Herbenoeming van de leden van de raad van toezicht – Katrine Bosley	8(i).Re-appointment of the members of the supervisory board – Katrine Bosley

Voorstel van besluit: Op voorstel van de raad van toezicht en in overeenstemming met het advies van het benoemings- en remuneratiecomité van de Vennootschap, besluit de algemene vergadering om Katrine Bosley (woonachtig te Cambridge, Verenigde Staten) te herbenoemen als onafhankelijk lid van de raad van toezicht van de Vennootschap, voor een periode van een jaar die een einde neemt onmiddellijk na de algemene vergadering te houden in 2022, en om haar mandaat als onafhankelijk lid van de raad van toezicht te bevestigen, omdat zij nog steeds beantwoordt aan de onafhankelijkheidscriteria van artikel 7:106 juncto 7:87 van het Wetboek van Vennootschappen en Verenigingen en bepaling 3.5 van de Belgische Corporate Governance Code 2020 en omdat Katrine Bosley uitdrukkelijk heeft verklaard geen (en de raad van toezicht evenmin op de hoogte is van enige) banden met een vennootschap te hebben die haar onafhankelijkheid in het gedrang zouden brengen. Het mandaat van Katrine Bosley wordt vergoed zoals voorzien voor onafhankelijke leden van de raad van toezicht in het remuneratieverslag dat is opgenomen in het jaarverslag van de raad van toezicht over het boekjaar geëindigd op 31 december 2020.	Proposed resolution: Upon the proposal of the supervisory board and in accordance with the advice of the Company’s nomination and remuneration committee, the shareholders’ meeting resolves to re-appoint Katrine Bosley (residing in Cambridge, United States) as independent member of the supervisory board of the Company, for a period of one year ending immediately after the annual shareholders’ meeting to be held in 2022 and to confirm her mandate as independent member of the supervisory board as she still meets the independence criteria set forth in article 7:106 juncto article 7:87 of the Companies and Associations Code and article 3.5 of the Belgian Corporate Governance Code 2020 and since Katrine Bosley has explicitly declared not to have any (and the supervisory board is not aware of any) connections with any company which would interfere with her independence. The mandate of Katrine Bosley is remunerated as provided for independent members of the supervisory board in the remuneration report included in the annual report of the supervisory board for the financial year ended on 31 December 2020.

Agendapunt 8(i)—Stemwijze:	Agenda item 8(i)—Manner of voting:

☐ ☐	☐
Voor / In favor Tegen / Against Onthouding / Abstention

8(ii).Herbenoeming van de leden van de raad van toezicht – Raj Parekh	8(ii).Re-appointment of the members of the supervisory board – Raj Parekh

Voorstel van besluit: Op voorstel van de raad van toezicht en in overeenstemming met het advies van het benoemings- en remuneratiecomité van de Vennootschap, besluit de algemene vergadering om Raj Parekh (woonachtig te Oxford, Verenigd Koninkrijk) te herbenoemen als lid van de raad van toezicht van de Vennootschap voor een periode van vier jaar die een einde neemt onmiddellijk na de algemene vergadering te houden in 2025. Het mandaat van Raj Parekh wordt vergoed zoals voorzien voor niet-uitvoerende leden van de raad van toezicht in het remuneratieverslag dat is opgenomen in het jaarverslag van de raad van toezicht over het boekjaar geëindigd op 31 december 2020.	Proposed resolution: Upon the proposal of the supervisory board and in accordance with the advice of the Company’s nomination and remuneration committee, the shareholders’ meeting resolves to re-appoint Raj Parekh (residing in Oxford, United Kingdom) as member of the supervisory board of the Company, for a period of four years ending immediately after the annual shareholders’ meeting to be held in 2025. The mandate of Raj Parekh is remunerated as provided for non-executive members of the supervisory board in the remuneration report included in the annual report of the supervisory board for the financial year ended on 31 December 2020.

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Gewone algemene vergadering van 28 april 2021 Annual shareholders’ meeting of 28 April 2021

Agendapunt 8(ii)—Stemwijze:	Agenda item 8(ii)—Manner of voting:

☐ ☐	☐
Voor / In favor Tegen / Against Onthouding / Abstention

Onderhavig stemformulier geldt tevens als aanmelding in de zin van artikel 7:134 van het Wetboek van Vennootschappen en Verenigingen.	The present voting form shall also serve as notification within the meaning of article 7:134 of the Companies and Associations Code.

De ondergetekende bevestigt dat de Engelse vertaling van onderhavig stemformulier slechts een vrije vertaling is en uitsluitend ter informatie, en dat de Nederlandse versie voorrang heeft op de Engelse vertaling.	The undersigned confirms that the English translation of the present voting form is a free translation and for information purposes only, and that the Dutch version shall prevail over the English translation.

(Datum / Date)

(Naam / Name)

(Handtekening / Signature)

Het ondergetekende formulier dient uiterlijk op 22 april 2021 bij Galapagos NV toe te komen. Deze dient te worden bezorgd per e-mail (shareholders@glpg.com) of met de post (Galapagos NV, t.a.v. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, België). Gelet op de COVID-19 pandemie wordt het gebruik van e-mail sterk aangemoedigd.	The signed form must be received by Galapagos NV at the latest on 22 April 2021. It should be submitted by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium). In view of the COVID-19 pandemic, the use of e-mail is strongly encouraged.

Aandeelhouders die wensen te stemmen op afstand moeten tevens voldoen aan de registratie- en toelatingsvoorwaarden zoals beschreven in de oproeping tot de algemene vergadering.	Shareholders who wish to vote remotely must also comply with the registration and admission formalities as described in the convening notice to the shareholders’ meeting.

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